Specialty Property and Casualty Insurance

Annual Report 2023





Our Specialty P&C insurance business is proud to celebrate more than 150 years of specialization, innovation, and customer focus.

AFG 2023 Highlights

CORE OPERATING
RETURN ON EQUITY

19.8%

RECORD NET
WRITTEN PREMIUMS

$6.7B

SPECIALTY P&C GROUP
GAAP COMBINED RATIO

90.3%

GROWTH IN P&C NET INVESTMENT
INCOME, EXCLUDING ALTERNATIVE
INVESTMENTS

35.4%

CAPITAL RETURNED TO
SHAREHOLDERS

$900M

GROWTH IN ADJUSTED BOOK
VALUE PER SHARE PLUS DIVIDENDS

16.6%

To Our Fellow Shareholders

We are proud to be a trusted provider of insurance solutions that enable businesses, non-profit organizations, and other commercial entities to thrive and grow.

As an insurer intent on meeting the unique risk management needs of its customers, we believe our longevity and success are the result of our long-standing commitment to specialization, innovation, and customer focus. Our portfolio of Specialty property and casualty (P&C) insurance businesses dates back more than 150 years.

S. Craig Lindner (left) and Carl H. Lindner III
Co-Chief Executive Officers



Our shareholders and other stakeholders rely on AFG's financial strength and reliability, so consistent and strong financial performance is important.

Throughout 2023, our P&C insurance businesses continued to perform well in a favorable P&C market, producing healthy underwriting profitability and record premiums. Our in-house team of investment professionals skillfully navigated a higher interest rate environment and strategically managed duration, earning record P&C net investment income. The combination of strong underwriting and investment performance produced a core return on equity of nearly 20%. We continued to execute effective capital management and returned $900 million to shareholders during 2023, including $5.50 per share in special dividends.

Our Specialty P&C businesses are leaders in the markets they serve, with more than half of our gross written premium produced by businesses with top 10 market rankings (based on premiums). We have developed this market leadership through years of specialty knowledge and expertise. Our portfolio of 36 Specialty P&C businesses offers a wide range of coverage in niche industries, backed by our specialized industry knowledge and experienced claims handling. This mix of diverse P&C businesses enables us to successfully navigate various economic cycles, nimbly react to market opportunities, and produce consistently strong financial results that create long-term shareholder value. Over the past 10 years, the statutory combined operating ratio of our P&C operations has outperformed the industry by an average of 7.5 points.

In addition, we continually evaluate the performance of our businesses and the allocation of capital to these businesses to achieve targeted returns. In July 2023, AFG completed the acquisition of Crop Risk Services (CRS) from American International Group for approximately $234 million. With the addition of CRS, Great American Insurance Group remains the fifth-largest writer of U.S. crop insurance. Our history in this business dates back to 1915 when Great American Insurance Company first offered crop-hail coverage. The Company grew this business when it began writing multi-peril crop insurance as an original standard reinsurance agreement holder following the passage of the Federal Crop Insurance Act of 1980. Today, Great American Insurance Group is the largest U.S.-owned authorized insurance provider in the multi-peril crop insurance program. CRS is an excellent strategic fit with our existing crop insurance operations, enabling AFG to continue benefiting from economies of scale. This acquisition also demonstrates our agility to execute an opportunistic transaction quickly and our ability to deploy excess capital when we identify the potential to expand our specialty niche businesses through acquisitions that meet our target return thresholds.

In addition, new business opportunities, increasing exposures and strong pricing enabled us to focus on organic growth in many of our Specialty P&C businesses during 2023.

We continued to navigate numerous industry headwinds, including another year of more than $100 billion in industrywide catastrophe losses. Although a higher frequency of lower-severity catastrophes impacted profitability across our portfolio of businesses, we continue to have a lower catastrophe risk profile relative to our peers. In addition, we consistently seek to minimize coastal and known fault-line exposures. AFG's exposure to a catastrophic earthquake or windstorm that industry models indicate should statistically occur once every 500 years is expected to be approximately 2% of AFG's shareholders' equity.

We also continue to monitor the potential impact of social inflation and legal system abuse, particularly on longer-tailed liability lines. We regularly review our pricing and underwriting guidelines and consider such factors as limits offered, attachment points, and policy terms and conditions, among other factors. Third-party litigation funding, aggressive advertising by law firms and trial strategies designed to tap into jurors' emotions to secure large verdicts have resulted in industry claims costs increasing well above general economic inflation. We and the industry must remain vigilant so that commercial P&C insurance can continue to serve the purpose for which it is intended: providing business owners the ability to manage risk so they can operate and grow their businesses—and recover if things don't go as planned.

2023 RESULTS

Our commitment to building long-term shareholder value starts with maintaining strong and consistent core operating businesses. Our success depends on disciplined underwriting, prudent pricing, and careful claim and expense management. Through our entrepreneurial business model and effective alignment of incentives with business objectives, we foster a culture of empowerment and accountability that creates a strong foundation for success.

In 2023, AFG achieved net earnings of $852 million or $10.05 per diluted share, generating a strong return on equity of 18.8%. Core net operating earnings per share were $10.56, generating a core operating return on equity of 19.8%. The earnings power of our operations, coupled with efficient capital management, allows us to produce higher returns on equity than most of our peer property and casualty insurers.

Our adjusted book value per share, which excludes unrealized gains and losses related to fixed maturity investments, was $54.54 at the end of 2023. Total value creation, measured as the change in adjusted book value per share plus dividends, was $8.91 per share, or approximately 16.6%.

10-YEAR VIEW OF TOTAL VALUE CREATION (*Growth in Adjusted BVPS + Dividends*)
As of December 31 (excluding net unrealized gains (losses) related to fixed maturities)



SPECIALTY P&C INSURANCE

Our Specialty P&C operations produced an impressive calendar year GAAP combined ratio of 90.3% in 2023. During 2023, our P&C Segment's statutory combined operating ratio outperformed the composite commercial P&C insurance industry by 6.6 points.

Gross written premiums grew 7% year-over-year to $9.7 billion, and net written premiums grew 8% to $6.7 billion in 2023, establishing new company records for premium production. These results reflect growth in each of the Specialty P&C groups—due primarily to new business opportunities, strong renewal rates and increased exposures. Although drivers of growth vary considerably across our differentiated book of Specialty P&C businesses, about 55% of the year-over-year growth in gross written premiums for 2023—excluding crop insurance—was attributable to new business opportunities and change in exposures, with the balance attributable to rate increases.

Overall average renewal rates increased approximately 5% in 2023. Excluding our workers' compensation businesses, renewal pricing increased approximately 6%. As 2023 closed, we had reported an overall average rate increase for 30 consecutive quarters. We are encouraged by the level of rate increases that we continue to achieve and, particularly, the impact of cumulative rate increases over time. These outcomes generally enable us to keep pace with or stay ahead of prospective loss ratio trends.

Loss cost trends across our P&C businesses remain stable overall. As noted earlier, we continue to closely monitor loss activity as well as the impact of social inflation, economic inflation, and elevated industry loss experience following heightened catastrophe activity. We expect these factors to play a significant role in maintaining firm market conditions throughout 2024, enabling us to create opportunities to grow our businesses where we can meet or exceed targeted returns.

INVESTMENTS

We view investment management as a core competency and have a highly skilled in-house team of investment professionals. Our $15 billion portfolio—which consists primarily of investment-grade fixed maturity securities—provides a relatively predictable, steady stream of income. By following a consistent, opportunistic strategy over many years and throughout changing economic conditions, we have outperformed market indices over the long term and managed portfolio risk effectively.

Net investment income in our property and casualty operations grew 7% in 2023 compared with the previous year and included a return on alternative investments of 7.0% for the full year, compared to 13.2% earned on these investments in 2022. Excluding alternative investments, net investment income in our P&C insurance operations for 2023 increased 35% year-over-year. The impact of higher interest rates, enhanced by the strategic management of duration and higher balances of invested assets, contributed to these strong results.

Alternative investments with underlying real estate exposures have been a key contributor to the performance of this portfolio and have helped differentiate AFG's portfolio of alternative investments from those of our peers. Our annual return on alternative investments averaged about 13% over the past five calendar years and the average return on investments tied to multi-family housing over this same period was 15%.

Today, we can invest in fixed maturity securities at yields that exceed both the 4.99% yield earned on fixed maturities in our P&C portfolio during the fourth quarter of 2023 and the 4.67% yield for the full year, which we expect will continue to enhance investment income and contribute meaningfully to our profitability.

Creating Long-term Value for Shareholders

We strive to ensure the best use of AFG's capital to create long-term value for our shareholders. We seek to grow organically, through bolt-on or start-up businesses, and by acquisition. As we regularly evaluate prospects to expand our Specialty P&C insurance portfolio, we consider the potential to produce desired long-term returns, alignment with our existing businesses and cultural fit. In the absence of (or in addition to) acquisition opportunities, we deploy capital intelligently through a combination of dividends and share repurchases.

We are proud of our history of value creation. In addition to the $900 million returned to shareholders in the form of regular and special dividends and share repurchases, we also increased our regular quarterly dividend by 12.7%, to an annual rate of $2.84 per share, beginning in October 2023. This marks the 18th consecutive annual dividend increase for AFG. The five-year compounded annual growth in dividends paid to our shareholders was 12.4%, excluding special dividends.

SHARE REPURCHASES AND COMMON STOCK DIVIDENDS
(in millions)



Dividend payments and share repurchases have enabled us to return almost $6 billion to our shareholders over the past five years. Total shareholder return on AFG's Common Stock, which includes the change in price plus dividends, was approximately 300% over the 10-year period ending December 31, 2023. This return far exceeded comparable indices, and it serves as a benchmark for evaluating our effectiveness in creating value over the long run.

The Lindner family continues to hold a sizable interest in AFG's Common Stock. We believe that our significant family investment, together with the shares held by our management team and employees, serves to align our interests with those of our shareholders.



Fulfilling Our Purpose and Positioned for Success

We are proud of AFG's remarkable culture, which is grounded in our corporate values that shape how we conduct our business, serve our customers, interact with each other, and support our communities.

Our insureds, producers and employees count on our long-term economic sustainability. They also rely on AFG to keep its promises. We know the decisions we make today will influence our business and our shareholders for years to come. We remain committed to building a sustainable future for our customers, agents, investors, and employees.

Our employees are at the core of everything we do. We have worked tirelessly to create an environment where talented people want to work, stay, and build a career. The overall average employee tenure of our 8,500 employees is over 10 years, and for our most senior leaders, the average tenure is over 18 years. We believe this level of retention demonstrates our commitment to cultivating a rewarding and engaging workplace.

Our goal is for every employee to feel included, respected, and empowered to perform at their best. We understand the importance of developing specialized knowledge, providing leadership development opportunities, and exemplifying a service-oriented culture. We continue to promote the compelling benefits of a career in insurance as part of our efforts to attract and retain the brightest talent.

We are motivated and energized by the important role insurance plays in sustaining a vibrant economy, and firmly believe that commercial P&C insurance is essential for every business. A strong sense of purpose fuels the passion our insurance and investment professionals bring to work each day.

We thank God, our talented management team, and our employees for a successful and rewarding 2023. We also thank you, our shareholders, for your investment and confidence.



CARL H. LINDNER III
Co-Chief Executive Officer

S. CRAIG LINDNER
Co-Chief Executive Officer

March 15, 2024



Insurance plays an important role in sustaining a vibrant economy.

Every town is a hometown—a community of people, businesses, and organizations that create a vibrant economy. AFG's Specialty P&C insurance business, operated under the flagship Great American Insurance Group brand, helps keep hometowns safe and secure, so that farmers can farm, builders can build, nonprofits can serve, and businesses can thrive.

AFG's portfolio of specialty commercial insurance businesses is broad and diverse. With 36 specialty insurance operations, our insurance specialists understand the unique challenges our insureds face in their businesses



and offer customized insurance solutions that help them recover from a range of unexpected events. While exposures and coverages vary, our specialty focus does not.

Great American Insurance Group is proud of its role in providing a full suite of Specialty P&C insurance offerings that protect organizations and businesses in sectors such as agriculture and farming, construction, financial services, nonprofits and social services, transportation, and manufacturing, among many others.



ADJUSTED BOOK VALUE PER SHARE
As of December 31 (excluding net unrealized gains (losses) related to fixed maturities)



*Reflects total special dividends of $26.00 per share paid in 2021, $12.00 per share in 2022 and $5.50 per share in 2023.

10-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
On AFG Common Stock vs S&P indices, as of December 31

- AFG Common Stock
- S&P 500 Property & Casualty Insurance Index
- S&P 500 Index



This graph assumes $100 invested on December 31, 2013 in AFG's Common Stock, the S&P 500 Property & Casualty Insurance Index, and the S&P 500 Index, including reinvestments of dividends.

EARNINGS PER SHARE *(For the year ended December 31)*

- Core Net Operating Earnings Per Share (Non-GAAP)
- Diluted Net Earnings Per Share (GAAP)



As of December 31, *(in millions, except per share data)*	2023	2022	2021
BALANCE SHEET DATA			
Cash and investments	$ 15,263	$ 14,512	$ 15,745
Total assets	29,787	28,831	28,931
Long-term debt	1,475	1,496	1,964
Shareholders' equity	4,258	4,052	5,012
Adjusted shareholders' equity[A]	4,562	4,578	4,876
Book value per share	$ 50.91	$ 47.56	$ 59.02
Adjusted book value per share[A]	54.54	53.73	57.42
Cash dividends per share[B]	$ 8.10	$ 14.31	$ 28.06
Ratio of debt to total capital[C]			
Including subordinated debt	24.7%	24.9%	29.0%
Excluding subordinated debt	13.6%	13.9%	19.2%
Shares outstanding	83.6	85.2	84.9

For the Year Ended December 31, *(in millions, except per share data)*	2023	2022	2021
SUMMARY OF OPERATIONS			
Total revenues	$ 7,827	$ 7,040	$ 6,552
Components of net earnings:			
Core net operating earnings[D]	$ 895	$ 993	$ 993
Realized gains (losses) on securities	(28)	(92)	87
Realized gains (losses) on subsidiaries	(4)	—	3
Special A&E charges	(12)	—	—
Gain (loss) on retirement of debt	1	(7)	—
Other	—	4	(2)
Net earnings from continuing operations	$ 852	$ 898	$ 1,081
Discontinued annuity operations	—	—	914
Net earnings	$ 852	$ 898	$ 1,995
Return on shareholders' equity:			
Core net operating earnings[E]	19.8%	21.2%	18.6%
Net earnings[E]	18.8%	19.2%	37.5%
Components of diluted earnings per share:			
Core net operating earnings[D]	$ 10.56	$ 11.63	$ 11.59
Realized gains (losses) on securities	(0.33)	(1.06)	1.01
Realized gains (losses) on subsidiaries	(0.04)	—	0.04
Special A&E charges	(0.15)	—	—
Gain (loss) on retirement of debt	0.01	(0.09)	—
Other	—	0.05	(0.02)
Diluted earnings per share from continuing operations	$ 10.05	$ 10.53	$ 12.62
Discontinued annuity operations	—	—	10.68
Diluted earnings per share	$ 10.05	$ 10.53	$ 23.30

[A] *Excludes net unrealized gains (losses) related to fixed maturity investments.*

[B] *Includes special cash dividends of $5.50 per share in 2023, $12.00 per share in 2022, and $26.00 per share in 2021.*

[C] *The ratio is calculated by dividing the principal amount of AFG's long-term debt by its total capital, which includes long-term debt and shareholders' equity (excluding unrealized gains (losses) related to fixed maturity investments).*

[D] *Certain significant items that may not be indicative of ongoing core operations are excluded in deriving our core net operating earnings. Though it is not a GAAP measure, it is a key performance measure used by analysts and ratings agencies.*

[E] *Excludes accumulated other comprehensive income.*

Specialty Property and Casualty Insurance Operations



PROPERTY AND TRANSPORTATION GROUP

Agricultural-related

Federally reinsured multi-peril crop (allied lines) insurance covering most perils as well as crop-hail, equine mortality, and other coverages for full-time operating farms/ranches and agribusiness operations on a nationwide basis.

Commercial Automobile

Coverage for vehicles (such as buses and trucks) in a broad range of businesses, including the moving and storage and transportation industries, alternative risk transfer programs, a specialized physical damage product for the trucking industry, and other specialty transportation niches.

Property, Inland Marine, and Ocean Marine

Coverage primarily for commercial properties, builders' risk, contractors' equipment, property, motor truck cargo, marine cargo, boat dealers, marina operators, and dealers and excursion vessels.

SPECIALTY CASUALTY GROUP

Excess and Surplus

Liability, umbrella, and excess coverage for unique, volatile, or hard-to-place risks, using rates and forms that generally do not have to be approved by state insurance regulators.

Executive and Professional Liability

Coverage for directors and officers of businesses and non-profit organizations, errors and omissions, cyber, and mergers and acquisitions.






General Liability

Coverage for contractor-related businesses, energy development and production risks, and environmental liability risks.

Targeted Programs

Coverage (primarily liability and property) for social service agencies, leisure, entertainment and non-profit organizations, customized solutions for other targeted markets, and alternative risk programs using agency captives.

Umbrella and Excess Liability

Coverage in excess of primary layers.

Workers' Compensation

Coverage for prescribed benefits payable to employees who are injured on the job.

SPECIALTY FINANCIAL GROUP

Fidelity and Surety

Fidelity and crime coverage for government, mercantile, and financial institutions and surety coverage for various types of contractors and public and private corporations.

Lease and Loan Services

Coverage for insurance risk management programs for lending and leasing institutions, including equipment leasing and collateral and lender-placed mortgage property insurance.

Trade Credit

Export and domestic trade credit insurance products for global trade and related financing activities.








2023 Operational Overview

Diverse expertise and an entrepreneurial spirit are core elements of AFG's operational strength. Experienced leaders manage our Specialty P&C businesses, each of which handles its own underwriting, marketing, claims, and policy servicing. This autonomous approach allows our P&C businesses to respond to local and specialty market conditions while also benefiting from centralized investment and administrative support.

Over the course of many years, we have achieved consistent core operating earnings through our diversified business model comprised of Specialty P&C businesses that aren't closely correlated to the general P&C cycle.

Specialty P&C
Insurance Operations

Our 36 Specialty P&C businesses provide insurance solutions that help organizations manage their unique operational, industry, and market risks. Many of our businesses are leaders in the markets they serve, including crop, equine, fidelity/crime, financial institutions services, moving & storage, nonprofit/social services, ocean marine, passenger transportation, public entity, trade credit, trucking, and workers' compensation.

P&C STATUTORY COMBINED RATIO



Commercial Lines Industry data is sourced from AM Best 2024 Review & Preview © AM Best, March 6, 2024.

We maintain a diversified Specialty P&C portfolio through acquisitions, business bolt-ons, and start-ups. Carefully executed dispositions enable us to focus on operational areas where we have deep expertise in developing, delivering, and servicing products for specialty niches.

Our diversified book of businesses, strong capital adequacy, disciplined pricing, and relatively low windstorm/earthquake and coastal exposures are central to our Specialty P&C strategy.

We reward our P&C professionals for helping achieve profitable growth and healthy returns on equity. Performance benchmarks and operational and financial measures provide a clear line of sight into our overall results. This approach ensures that we expand our business when we can achieve targeted returns. As a result, growth is disciplined and premium volume will vary based on market conditions, pricing, and other factors. We will occasionally withdraw from markets that do not meet profit objectives or fit within our business strategy.

Approximately 55%

Share of P&C Group's gross written premiums generated by "top 10" businesses

Strategic alignment of interests is a key differentiator for AFG. We strive to create effective alignment on several levels—including with our investors, our executives and employees, and our agents and insureds. About 25% of AFG shares are held by the Lindner family, executives, and our retirement plan—creating even stronger long-term

SPECIALTY PROPERTY AND CASUALTY INSURANCE OPERATIONS	GROSS WRITTEN PREMIUMS		
Year Ended December 31,	2023	2022	2021
(dollars in millions)			
Specialty Property & Casualty Operations	$ 9,656	$ 9,057	$ 7,946
Property and Transportation Group	$ 4,146	$ 4,060	$ 3,263
Specialty Casualty Group	$ 4,368	$ 4,115	$ 3,890
Specialty Financial Group	$ 1,142	$ 882	$ 793



alignment of interests with our shareholders. We are also aligned with our policyholders and agents through a variety of risk sharing and alternative risk transfer programs.

NET WRITTEN PREMIUMS				GAAP COMBINED RATIO		
2023	2022	2021		2023	2022	2021
$ 6,692	$ 6,206	$ 5,573		90.3%	87.2%	86.4%
$ 2,551	$ 2,515	$ 2,157		92.8%	91.7%	87.1%
$ 2,944	$ 2,728	$ 2,540		87.0%	81.2%	84.3%
$ 935	$ 711	$ 658		87.3%	83.7%	85.1%

Investments

We focus on high-quality investments that maximize long-term returns rather than short-term performance. Our investment returns contribute meaningfully to our earnings and book value growth.

Fixed-income investments—primarily corporate bonds and asset-backed securities—accounted for approximately 80% of our total investments at December 31, 2023. Stocks and alternative investments round out our portfolio.

INVESTMENT PORTFOLIO *As of December 31, 2023*

$15.3 Billion
(Carrying Value)



Fixed Maturities Overview

Fixed Maturities 68%

Investments Accounted for by Equity Method 12%

Cash & Equivalents 8%

Equities 7%

Mortgage Loans 4%

Real Estate and Other 1%

Corporates 30%

Asset-backed 23%

Collateralized Loan Obligations 16%

Residential MBS 16%

States & Municipalities 9%

Foreign Government 3%

US Government 2%

Commercial MBS 1%

Approximately 94% of our fixed maturity investments are rated investment grade, and 96% of our P&C Group fixed maturities portfolio has an NAIC designation of 1 or 2, the highest two categories.

AFG's alternative investment portfolio produced a 7.0% return for the full year. Our annual return on alternative investments averaged about 13% over the past five calendar years. Alternative investments with underlying real estate exposures contribute significantly to this portfolio's performance and help differentiate our portfolio from those of our peers.

Great American Insurance Company is rated **A+ (Superior)** and is one of only four property and casualty insurers to have maintained a financial strength rating of A or better from AM Best for more than 115 years.

FINANCIAL STRENGTH RATINGS	AM Best*	Standard & Poor's*
Great American Insurance Company	A+ (Superior)	A+
Mid-Continent Casualty Company	A+ (Superior)	A+
Great American Contemporary Insurance Company	A+ (Superior)	A+
Bridgefield Casualty Insurance Company	A+ (Superior)	A+
Bridgefield Employers Insurance Company	A+ (Superior)	A+
Republic Indemnity Company of America	A+ (Superior)	A+
National Interstate Insurance Company	A+ (Superior)	Not Rated
Vanliner Insurance Company	A+ (Superior)	Not Rated
El Águila, Compañía de Seguros	A– (Excellent)	Not Rated
Great American International Insurance (EU) DAC	Not Rated	A+
Great American International Insurance (UK) Ltd.	Not Rated	A+

Information reflects ratings in effect as of March 15, 2024.

RATINGS

Ratings assigned by independent agencies such as AM Best and Standard & Poor's are an important competitive factor. Agents and brokers that distribute our Specialty P&C insurance products often use a company's rating as an initial screening measure when considering their clients' needs. Ratings of financial strength or claims-paying ability apply to individual insurance companies. The ratings criteria and designations vary for each agency. The Company's favorable ratings contribute significantly to our strong competitive position in the marketplace.

Providing a wide variety of specialty commercial coverages to niche industries



Surety, Fidelity & Other

Lender Services

GL & Other

Agricultural

Executive & Professional Liability

Specialty Financial
12%

Targeted Markets

Property and Transportation
43%

Specialty Casualty
45%

Transportation

Workers' Compensation

Inland/Ocean Marine

Other

Excess & Surplus

2023 Gross Written Premiums

$9.7 Billion

GAAP Gross Written Premiums, by AFG Reporting Group



Our
People

AFG and our Great American Insurance Group member companies employed more than 8,500 employees in approximately 80 office locations globally as of December 31, 2023. Our people are our greatest strength. We place a high priority on developing talent and leadership skills at all levels of our organization.

AFG's people-focused culture—which values clear and open communication, fosters an inclusive environment, and prioritizes family, community, and work-life balance—enables us to attract, retain, and empower high-caliber individuals. We also recognize that building a diverse workforce is vital to our success. For a closer look at how we create a welcoming and rewarding workplace, visit GAIG.com/Careers.

CORPORATE RESPONSIBILITY
AND SUSTAINABILITY

AFG's commitment to doing business in a responsible and sustainable manner starts with recognizing that many of our business decisions affect people and organizations in the larger community. We sustain our business success by effectively managing risk—financial, social, and environmental—to help create stability for our customers and deliver value to our shareholders. Learn more about our corporate responsibility efforts at AFGinc.com/About-Us/Corporate-Social-Responsibility.










Standing (left to right): Carl Lindner III, John Berding, Will Verity, John Von Lehman, Amy Murray, Jim Evans, Greg Joseph, Evans Nwankwo, Craig Lindner
Seated (left to right): Mary Beth Martin, Terry Jacobs
Not pictured: Roger Newport, elected February 27, 2024

American Financial Group
Board of Directors

AS OF MARCH 15, 2024

Carl H. Lindner III
Co-Chief Executive Officer,
American Financial Group, Inc.

S. Craig Lindner
Co-Chief Executive Officer,
American Financial Group, Inc.

Gregory G. Joseph[1*]
Lead Independent Director,
American Financial Group, Inc.;
Executive and Principal of various
automotive retailers known as the
Joseph Automotive Group

John B. Berding
President,
American Financial Group, Inc.
President, American Money
Management Corporation

James E. Evans
Former Senior Executive Officer
and current Executive Consultant
to American Financial Group, Inc.

Terry S. Jacobs[1,2]
Chairman and Chief Executive Officer,
The JFP Group, LLC, a real estate
development company

Mary Beth Martin[2*,3]
Executive Director,
Farmer Family Foundation

Amy Y. Murray[1]
Former Deputy Assistant
Secretary of Defense for Industrial
Policy, U.S. Department of Defense;
retired global business executive
and consultant

Roger Newport[1]
Retired Chief Executive Officer and
Director, AK Steel Holding Corporation

Evans N. Nwankwo[3]
Founder and President,
Megen Construction Company,
a construction management company

William W. Verity[2,3*]
Chairman and CEO, Verity
Investment Partners, an investment
management company

John I. Von Lehman[1,3]
Retired Executive Vice President, Chief
Financial Officer and Secretary, The
Midland Company, an Ohio-based
provider of specialty insurance products

Board of Directors Committees: [1] *Audit Committee,* [2] *Compensation Committee,* [3] *Corporate Governance Committee,* * *Chairperson of Committee*

Senior Management

AS OF MARCH 15, 2024

AMERICAN FINANCIAL GROUP, INC.

Carl H. Lindner III
Co-Chief Executive Officer

S. Craig Lindner
Co-Chief Executive Officer

John B. Berding
President

Michelle A. Gillis
*Senior Vice President, Chief
Human Resources Officer, and
Chief Administrative Officer*

Brian S. Hertzman
*Senior Vice President
and Chief Financial Officer*

Mark A. Weiss
*Senior Vice President and
General Counsel*

Joseph C. Alter
*Vice President, Deputy General
Counsel, and Secretary*

Robert A. Dee
Vice President and Controller

Anthony W. Dunn
Vice President—Internal Audit

Sue A. Erhart
Vice President

Annette D. Gardner
Vice President and Treasurer

Karl J. Grafe
*Vice President, Executive Counsel,
and Assistant Secretary*

Diane P. Weidner
Vice President—Investor Relations

AMERICAN MONEY MANAGEMENT CORPORATION

John B. Berding
President

Jason J. Maney
Executive Vice President

PROPERTY AND CASUALTY OPERATIONS

David L. Thompson, Jr.
President and Chief Operating Officer

Anthony J. Mercurio
Executive Vice President

Michael E. Sullivan, Jr.
Executive Vice President

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held May 23, 2024. Notices will be mailed to all holders of the Company's Common Stock.

Common Stock Market Information

American Financial Group's Common Stock is listed and traded on the New York Stock Exchange under the symbol AFG. As of February 1, 2024, there were approximately 4,400 holders of record of our common stock.

Dividend Reinvestment Plan

This plan allows registered shareholders to automatically reinvest the dividends on their AFG Common Stock toward the purchase of additional shares of AFG Common Stock at a 4% discount to the current market price. Dividend Reinvestment Plan information and enrollment forms may be obtained from the Company's Transfer Agent.

Additional Information

Investors or analysts requesting additional information, including copies of the American Financial Group, Inc. Form 10-K as filed with the Securities and Exchange Commission, may contact:

Investor Relations, American Financial Group, Inc.
301 E. Fourth Street
Cincinnati, Ohio 45202
513-579-6739
AFGInvestorRelations@amfin.com

SEC filings, news releases, and other information may also be accessed on American Financial Group's website at AFGinc.com.

Transfer Agent

Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, New York 11717
888-789-8804
Shareholder.Broadridge.com/AFG

Forward-Looking Statements

The disclosures in this 2023 Annual Report contain certain forward-looking statements that are subject to numerous assumptions, risks, or uncertainties. Actual results and/or financial condition could differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Please see "Forward-Looking Statements" in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.



301 E. Fourth St., Cincinnati, OH 45202
AFGinc.com / GAIG.com

5650-AFG